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Exhibit (a)(1)(G)

FOR IMMEDIATE RELEASE

Contact:	Jeff Wakely Chief Financial Officer 617-431-9458 jwakely@techtarget.com
Rick Olin General Counsel 617-431-9465 rolin@techtarget.com

TechTarget, Inc. Announces Commencement of Tender Offer to Repurchase up to 10,000,000 Shares of its Common Stock at Price of $6.00 Per Share

        Newton, MA—November 9, 2010—TechTarget, Inc. (NASDAQ: TTGT) announced today that it has commenced a tender offer to purchase up to 10,000,000 shares of its common stock at a price of $6.00 per share. The number of shares proposed to be purchased in the tender offer represents approximately 23.5% of the approximately 42.6 million shares of TechTarget's common stock currently issued and outstanding. The last reported sale price of TechTarget's common stock on November 5, 2010 was $5.13 per share.

        The tender offer will expire at 5:00 p.m., New York City time, on Thursday, December 9, 2010, unless extended by TechTarget. Tenders of shares must be made on or prior to the expiration of the tender offer and may be withdrawn at any time on or prior to the expiration of the tender offer. The tender offer is subject to a number of terms and conditions described in the Offer to Purchase that is being distributed to stockholders.

        On the terms and subject to the conditions of the tender offer, TechTarget's stockholders will have the opportunity to tender some or all of their shares at a price of $6.00 per share. If stockholders properly tender and do not properly withdraw more than 10,000,000 shares, TechTarget will purchase shares tendered by those stockholders owning fewer than 100 shares, without pro ration, and all other shares tendered will be purchased on a pro rata basis. Stockholders whose shares are purchased in the tender offer will be paid $6.00 per share, net in cash, less any applicable withholding taxes and without interest, promptly after the expiration of the tender offer period.

        TechTarget will use a portion of its cash, cash equivalents and investments, which as of September 30, 2010 equaled approximately $85 million, to fund the tender offer. In the event that more than approximately 6.7 million shares are properly tendered and purchased, TechTarget expects to evaluate whether it will obtain a debt financing facility after completion of the tender offer.

        Georgeson Securities Corporation is acting as the Dealer Manager and the Information Agent is Georgeson Inc. The Depositary is Computershare Trust Company, N.A. The Offer to Purchase, Letter of Transmittal and related documents are being mailed to stockholders of record and also will be made available for distribution to beneficial owners of TechTarget's Common Stock. For questions and information, please call the Information Agent toll free at (800) 248-7690.

        None of TechTarget, its Board of Directors, the Information Agent, the Dealer Manager or the Depositary is making any recommendations to stockholders as to whether to tender or refrain from tendering their shares into the tender offer. Stockholders must make their own decisions as to how many shares they will tender, if any. In so doing, stockholders should read and evaluate carefully the information in the Offer to Purchase and in the related Letter of Transmittal.

        THIS PRESS RELEASE IS FOR INFORMATIONAL PURPOSES ONLY AND DOES NOT CONSTITUTE AN OFFER TO BUY OR THE SOLICITATION OF AN OFFER TO SELL SHARES OF TECHTARGET COMMON STOCK. THE TENDER OFFER IS BEING MADE ONLY PURSUANT TO THE OFFER TO PURCHASE, LETTER OF TRANSMITTAL AND RELATED MATERIALS THAT

TECHTARGET WILL SHORTLY BE DISTRIBUTING TO ITS STOCKHOLDERS AND FILING WITH THE SECURITIES AND EXCHANGE COMMISSION. STOCKHOLDERS AND INVESTORS SHOULD READ CAREFULLY THE OFFER TO PURCHASE, LETTER OF TRANSMITTAL AND RELATED MATERIALS BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING THE VARIOUS TERMS OF, AND CONDITIONS TO, THE TENDER OFFER. STOCKHOLDERS AND INVESTORS MAY OBTAIN A FREE COPY OF THE TENDER OFFER STATEMENT ON SCHEDULE TO, THE OFFER TO PURCHASE, LETTER OF TRANSMITTAL AND OTHER DOCUMENTS THAT TECHTARGET WILL SHORTLY BE FILING WITH THE SECURITIES AND EXCHANGE COMMISSION AT THE COMMISSION'S WEBSITE AT WWW.SEC.GOV, THE INVESTOR INFORMATION SECTION OF TECHTARGET'S WEBSITE AT WWW.TECHTARGET.COM OR BY CALLING GEORGESON INC., THE INFORMATION AGENT FOR THE TENDER OFFER, TOLL-FREE AT (800) 248-7690. STOCKHOLDERS ARE URGED TO CAREFULLY READ THESE MATERIALS PRIOR TO MAKING ANY DECISION WITH RESPECT TO THE TENDER OFFER.

About TechTarget

        TechTarget, Inc. (www.techtarget.com) (NASDAQ: TTGT) is a leading global technology media company with more than 90 technology-specific websites, 9 million registered members, and more than 10 years of groundbreaking accomplishments. Our extensive editorial and vendor-sponsored content fulfills the needs of tech pros looking for in-depth coverage of technology topics throughout their buying process and positions us to meet the needs of technology marketers targeting qualified technology audiences.

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        All statements contained in this press release, other than statements of historical fact, are forward-looking statements. These statements are based on our current plans and expectations and involve risks and uncertainties that could cause actual future events or results to be different than those described in or implied by such forward-looking statements, including risks and uncertainties regarding: TechTarget's stock price, changes in financial markets; changes in economic, political or regulatory conditions or other trends affecting the Internet and information technology industries; changes in facts and circumstances and other uncertainties concerning the completion of the tender offer; and the ability of TechTarget to achieve the benefits contemplated by the tender offer. Further information about these matters can be found in our Securities and Exchange Commission filings. Except as required by applicable law or regulation, we do not undertake any obligation to update our forward-looking statements to reflect future events or circumstances.

(C) 2010 TechTarget, Inc. All rights reserved. TechTarget and the TechTarget logo are registered trademarks of TechTarget. All other trademarks are the property of their respective owners.

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  Exhibit (a)(1)(G)